Exhibit 3.17

CERTIFICATE OF LIMITED PARTNERSHIP

OF

BEAUMONT REHAB ASSOCIATES LIMITED PARTNERSHIP

1. The name of the Partnership is Beaumont Rehab Associates Limited Partnership.

2. The registered office of the Partnership in the State of Delaware is at 1209 Orange Street, in the city of Wilmington, County of New Castle. The registered agent at such address is The Corporation Trust Company.

3. The name and address of each general partner of the Partnership is as follows:

Southeast Texas Rehabilitation Hospital, Inc.

c/o Continental Medical Systems, Inc.

600 Wilson Lane

P.O. Box 715

Mechanicsburg, PA 17055

By its execution hereof, the general partner affirms under the penalties of perjury that, to the best of its knowledge and belief, the facts stated in this Certificate are true.

Southeast Texas Rehabilitation Hospital, Inc.,
General Partner

Dated: March 20, 1991	By:	/s/ [unreadable]
	Title:	President